Cowen and Company, LLC
599 Lexington Avenue

New York, NY 10022

March 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Amanda Ravitz, Assistant Director

Re:	Viveve Medical, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-216187

Dear Ms. Ravitz:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Viveve Medical, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 16, 2017 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 477 copies of the Preliminary Prospectus dated March 13, 2017 (the “Preliminary Prospectus”) to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representative of the underwriters, has confirmed that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Cowen and Company, LLC
As Representative of the several Underwriters

By: Cowen and Company, LLC

By: /s/ Rob Weir
Name: Rob Weir
Title: Managing Director

[Signature page to Acceleration Request]